Mail Stop 6010

October 10, 2008

David A. Rapaport, Esq.
General Counsel
MK Arizona Corp.
333 Sandy Springs Circle, Suite 223
Atlanta, Georgia 30328

> **Re:** **MK Arizona Corp.**
> **Registration Statement on Form S-4**
> **Filed September 15, 2008**
> **File No. 333-153492**

Dear Mr. Rapaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please complete the blanks in your document, like those on page 70.

Form S-4 Facing Page

2.   We note that this registration statement was filed by both MK Arizona and Middle Kingdom Alliance Corp.

> a. Please tell us why Middle Kingdom Alliance Corp. filed the registration statement.

       b. Please tell us why Middle Kingdom Alliance is not identified as a registrant on the facing page and did not include a Signatures page.

       c. Please tell us what legal entity will be the issuer of the securities to be sold in the transaction that is registered on the S-4. It appears that a Cayman Islands entity is the issuer; however, that entity did not file the registration statement.

Please cite all authority on which you rely in response to the issues raised in this comment.

Fee Table

3.   Please provide us support for the market prices cited in footnote 1. For securities that do not have a market price, please clarify how you calculated the registration fee.

Prospectus

4.   We note numerous defined terms throughout your document represented by the phrase, "or X." Please eliminate the defined terms throughout the forepart of your prospectus and use terms whose meanings are clear from the context instead. In other sections of your document, eliminate over-reliance on defined terms, and ensure that any defined terms that you do retain are used consistently.

5.   In this regard, if a chart is necessary to understand the transactions and the entities involved, please include the chart in the prospectus summary.

Prospectus Cover

6.   Please limit the cover of your prospectus to one page. Also, please tell us how you will deliver the pages that currently appear before the prospectus cover so as to not defeat the requirement that your prospectus cover be limited to one page written in plain-English.

7.   Please avoid a complex presentation of the mechanics of your transactions if they are not so key to an investment decision that they must be presented on the prospectus cover. Before addressing this comment, please review Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 18, 21 and 22 available on our web site at http://www.sec.gov/interps/legal/cfslb7a.htm.

8.   If true, please state clearly that Class B investors must affirmatively vote against the acquisition to preserve their right to convert the securities into their share of the trust account proceeds and that failure to vote is insufficient to preserve the

right to conversion. Also highlight that you have additional procedures with which investors must comply in order to convert.

9.   Please provide us your analysis supporting your conclusion that the transaction in which securities will be issued to acquire the operating company need not be registered under the Securities Act.

10.   Please expand the title of the warrants to refer to the redemption feature. See instruction 1 to Regulation S-K Item 202.

11.   With a view toward clarified disclosure, please tell us how you believe that characterizing the consideration as representing $378,000,000 provides sufficient disclosure given that that amount is based on the conversion price and the recipients of the securities in the business combination will have no conversion rights.

Summary Material Terms of the Transaction, page 1

12.   Please provide the basis for your statement at the top of page 2 that the terms of the MK Cayman securities will be identical to the outstanding Middle Kingdom securities. We note for example the differences mentioned in the last paragraph on page 25.

13.   Please disclose when the business combination transaction must be consummated and the amount that shareholders as of a recent date would have received if they exercised their conversion rights or if you liquidated.

Questions and answers, page 4

14.   You currently repeat a lot of information in both your Q&A and summary section. The Q&A should not repeat any information that appears in the summary, and *vice versa*. For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section.

What vote is required to approve the business combination proposal, page 5

15.   Please clarify whether the quorum must include a majority of outstanding Class B common stock. If not, please tell us where Middle Kingdom's IPO prospectus explains that the combination might occur without the vote of a majority of the Class B stockholders.

Do Middle Kingdom stockholders have appraisal rights…, page 7

16.	Please tell us your basis for concluding that shareholders do not have appraisal rights under Delaware corporate law or dissenters rights under Arizona corporate law.

Why is an Arizona subsidiary involved in the redomestication, page 7

17.	Please tell us which Delaware and Arizona laws require the result you describe in this subsection. Provide us specific references to statutes and any interpretive guidance on which you rely.

What happens if the redomestication and the business combination are not consummated, page 7

18.	Please disclose the reasons for your uncertainty with respect to whether Middle Kingdom will dissolve and distribute the funds from the trust account.

Who will manage the combined company, page 8

19.	Please file the consents required by Rule 438.

20.	Please tell us when you plan to identify the "four additional members" of the board in this registration statement.

Do Middle Kingdom stockholders have conversion rights, page 9

21.	Please reconcile your statement that less than 20% of the Class B holders are entitled to exercise conversion rights with the disclosure in the Middle Kingdom IPO prospectus which appears to indicate that all Class B holders have conversion rights.

22.	Please tell us where the requirement to send the written demand letter is described in Middle Kingdom's IPO prospectus. Also tell us the source of the requirement for a separate letter. It is unclear why checking the box on the proxy card does not evidence sufficient demand to comply with your charter.

If I have conversion rights, how do I exercise them, page 9

23.	Please reconcile your statement in the last sentence that shareholders must demand exercise at the time of the vote against the combination with the disclosure on page 43 of Middle Kingdom's IPO prospectus that an "eligible Class B stockholder may request conversion at any time after the mailing to our

Class B stockholders of the proxy statement and prior to the vote taken with respect to a proposed business combination at a meeting held for that purpose."

24. Please revise your disclosure to include the information contained in the first paragraph of page 59 regarding the inability of shareholders to convert their shares if they cast their vote via telephone or the Internet.

25. Please tell us why this section does not mention tendering the stock certificate *before* the vote as mentioned on page 18. Also, with a view toward disclosure please tell us the amount of time between when shareholders receive this proxy statement and the date of the meeting.

What will happen if I abstain from voting…, page 11

26. Please reconcile your disclosure that an abstention with respect to the adjournment proposal will have no effect on the vote with your disclosure at the bottom of page 16 that an abstention will have the same effect as a vote against the adjournment proposal. Please also make sure that these disclosures are consistent with your disclosure on page 111 and elsewhere in the registration statement.

The Parties, page 12

27. Please reconcile the reference in the second paragraph regarding the extension of the December 13, 2008 deadline with the disclosure on page 14 of Middle Kingdom's IPO prospectus which indicates that the certificate of incorporation prohibits amendment of the provision regarding the deadline. We also note the disclosure in the IPO prospectus that "Pursuant to, among other documents, our amended and restated certificate of incorporation, if we do not complete a business combination within 18 months after the consummation of this offering, or within 24 months after the consummation of this offering if the extension criteria described below have been satisfied, our purpose and powers will be limited to dissolving, liquidating and winding up. We view this obligation to dissolve and liquidate as an obligation to our stockholders and neither we nor our board of directors will take any action to amend or waive any provision of our certificate of incorporation to allow us to survive for a longer period of time if it does not appear we will be able to consummate a business combination within the foregoing time periods."

Satisfaction of the 80% Test, page 14

28.   Please reconcile the disclosure in this section with the disclosure on page 69. It is unclear why you refer to the conversion price in this section when, according to page 69, the conversion price was not the basis for the board's determination.

Stock Ownership, page 18

29.   Please disclose what percentage of Class B shares is represented by the 1,250,000 shares.

30.   Please tell us the authority on which the registrants rely to update the prospectus by means of a Form 8-K as you describe in this section.

31.   With a view toward more specific disclosure, please tell us the period during which the purchases can occur and how that period is consistent with "applicable securities laws." Cite all authority on which you rely.

32.   Please tell us how the purchases mentioned in this section will be consistent with the tender offer rules.

Interests of Middle Kingdom Officers and Directors in the Business Combination, page 19

33.   With a view toward disclosure, please tell us whether the officers and directors have sufficient assets to satisfy the indemnification obligation related to the termination fee, excluding Middle Kingdom securities from the calculation of their assets.

Quotation, page 24

34.   With a view toward disclosure, please tell us whether you satisfy all of the objective listing criteria for listing on Nasdaq. Also clarify to which Nasdaq market you intend to apply.

Regulatory Matters, page 26

35.   Please reconcile your disclosure here and on page 71 with your disclosure on page 83 regarding approvals required by the State of Arizona.

Pypo extends credit, page 29

36.   With a view toward clarified disclosure, please tell us about the risk profile of
        your current debtors and any trends you are experiencing with collection.

Pypo has several operating entities, page 31

37.   Please clarify the extent to which your existing leases are subject to the issues
        identified in the parenthetical phrase and last sentence in the second paragraph.

The principal shareholder, page 34

38.   Please disclose the purpose of Pypo's relationship with Beijing Feijie and the
        portion of Pypo's business derived through that relationship.

Pypo Cayman or MK Cayman, page 36

39.   Please clarify why there is doubt about whether Pypo Cayman or MK Cayman is
        a resident enterprise. Also clarify whether you intend to treat Pypo Cayman and
        MK Cayman as a resident enterprise.

40.   Please clarify whether there is doubt about whether the dividends Pypo Cayman
        or MK Cayman receives from Pypo Beijing constitute dividend income between
        qualified resident enterprises. Also clarify the position you intend to take with tax
        authorities regarding this issue. Provide similar disclosure regarding the
        uncertainty mentioned in the next two risk factors, and highlight in your summary
        the risk of investors incurring a tax obligation in China upon transfer of your
        shares.

PRC Regulations, page 39

41.   Please clarify whether Pypo's affiliates have complied with required registration.
        Also tell us which shareholders who are subject to the regulation have not
        informed Pypo of their compliance.

The approval of the China Securities Regulatory Commission…, page 40

42.   Please disclose what steps, if any, you have taken to obtain approval from the
        Chinese government. Please clearly disclose whether you believe that approval is
        or is not required under Chinese law and provide us the basis for your
        determination. We may have further comments.

If MK Cayman becomes a foreign private issuer, page 41

43.   With a view toward clarified disclosure, please tell us whether the registrant will be a foreign private issuer upon closing of the transaction based on currently available information. Provide us the basis for your conclusion. Please tell us which disclosure form you intend to use upon closing and which rules you used to determine the disclosure required for the target in this registration statement.

MK Arizona should recognize gain (but not loss), page 44

44.   With a view toward clarified disclosure, please tell us the amount of gain or loss to be recognized if the closing had occurred on a recent date.

Middle Kingdom' Class A and Class B warrant holders, page 45

45.   Please identify the states that do not permit you to register the shares. Also identify all other states in which you have not complied with all applicable requirements to permit investors to purchase or sell the offered securities.

Dividends, page 54

46.   Please disclose why Pypo Cayman declared the $17.6 million dividend and whether the dividend will be paid if the merger is not consummated. Please disclose whether this dividend payment will be used in part to repay the loans referenced at the bottom of page 160.

Conversion Procedures, page 59

47.   Please reconcile your disclosure that an election of conversion rights is irrevocable and requires delivery of stock certificates with the disclosure in the Middle Kingdom IPO prospectus.

48.   With regard to your disclosure that exercise of conversion rights means that the stockholder no longer owns the shares, please tell us what happens to the shares if the business combination is not approved.

Background of the Business Combination, page 62

49.   Please provide us the materials SPAC Investments and ARC Capital provided to you. Also provide us your analysis of whether the information provided by ARC Capital and SPAC Investments is subject to Form S-4 Item 4(b).

50.   Please tell us the date of the "presentation explaining the proposed transaction to the investment community." Also tell us how the presentation was consistent with Section 5 of the Securities Act and the proxy rules. Provide us a copy of the presentation.

Middle Kingdom's Reasons for the Business Combination…, page 66

51.   Please provide us with copies of the industry reports you cite in this section and elsewhere throughout the prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Tell us whether the data you cite in your document is publicly available. Also tell us:

- how you confirmed that the data reflects the most recent available information,
- whether the industry reports were prepared for use in your registration statement,
- whether you paid for the compilation of the data, and
- whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

52.   From your disclosure in this section, it remains unclear how the board determined the amount it was willing to pay for Pypo. The factors cited in your current disclosure appear to indicate that the board would have been willing to pay almost any amount of consideration. Please clarify. Please also address how the $17.6 million dividend mentioned on page 55 was considered in the board's analyses.

Satisfaction of the 80% Test, page 69

53.   Please summarize the analyses that you mention in this section, including the Pypo analysis and the comparable company and multiple analyses mentioned in this section. Please disclose whether you factored the pending $17.6 million dividend payment referenced on page 55 into your valuation of Pypo.

Estimates, Projections and Forecasts, page 79

54.   It appears from your disclosure at the bottom of pages 63 and 79 that Pypo provided you financial projections. If so, please disclose the projections.

Pypo's Conditions to Closing, page 80

55.   We reference the first bullet point under this heading. Please disclose whether
        Middle Kingdom is obligated to seek an extension of the business combination
        deadline.

56.   Refer to the last paragraph of this section and to the section entitled "Amendment,
        Extension and Waiver" on page 83. Please tell us your plans regarding
        resoliciting shareholder approval if a condition is waived or the agreement is
        otherwise changed.

Effect of Termination; Termination Fee, page 83

57.   Please clarify whether you must pay the termination fee if you are unable to
        complete the termination before the deadline mentioned in Middle Kingdom's
        IPO prospectus due to more than 20% of Class B shareholders electing to convert
        or otherwise.

58.   Please disclose whether any termination fee received by Middle Kingdom would
        become part of the trust and distributed to shareholders in the event of liquidation.

Conclusion of Middle Kingdom's Board of Directors, page 83

59.   We note your disclosure at the top of page 84. Please clearly disclose where the
        discussion of information and factors considered by the board is located in the
        registration statement. From your revised disclosure, it should be clear what
        analyses the board conducted and how those analyses supported the board's
        conclusions.

Lock-Up Agreements, page 85

60.   Please revise your disclosure so that investors can understand the length of the
        lock-up periods. Also, include the effect of the Gottex pledge.

Material United States Federal Income Tax Considerations, page 88

61.   Please disclose the tax consequences of the transaction to holders of the units.

62.   Whenever possible, you must state unequivocally the tax consequences of the
        transaction, not merely what the consequences "should" or "may" be. In each
        circumstance where your counsel is not able to opine on a material tax matter,
        please say so directly, disclose why you are not able to provide the disclosure, and
        disclose the possible outcomes and risks to investors of that tax consequence.

Where counsel is not able to provide an opinion, you should not state that one outcome should or is more likely to occur. If, in contrast, counsel is able to opine on a matter but doubt exists because of a lack of relevant authority or otherwise, you should explain the reasons for the doubt the degree of uncertainty, and provide risk factor and/or other appropriate disclosure setting forth the risks to investors. We note for example:

    a. The absence of disclosure on page 89 of the degree of uncertainty regarding application of section 368(a);
    b. Numerous equivocal "should" statements on page 89 even though the disclosure already assumes qualification as a reorganization;
    c. Your disclosure on page 91 that it "is not entirely clear" what the holding period will be;
    d. Your disclosure on page 95 that securities quoted on the OTC Bulletin Board *may* not qualify as marketable stock.

63.   Please tell us the relevance of the statements in this section regarding cash payments for fractional shares. In what circumstances will such cash payments be made in your transaction?

Tax Consequences to MK Arizona and MK Cayman, page 90

64.   Refer to the last two paragraphs of this section. Please clarify the difference between the treatment under section 7874(a) and section 367.

Exercise or Lapse, page 92

65.   We note your statements of consequences "if" the securities contain specified terms. Please tell us why you cannot determine the terms of the offered securities.

The Redomestication Proposal, page 97

66.   Please explain how Cayman Islands law permits "greater flexibility and possibly improved economics," why targets view being a shareholder in a Cayman Islands company more favorably, and how the tax and regulatory burden is "less onerous."

Adoption of the Redomestication Proposal, page 98

67.   Please clarify which provision of your certificate of incorporation is at issue in the last sentence of the third paragraph.

The Conversion, page 98

68.   Please clarify how a merger "interrupts" the existence of a company in a manner
        that a "continuance" does not.

Differences of Stockholder Rights, page 100

69.   Your disclosure may not be qualified by reference to statutes. Please revise the
        second paragraph here and the first paragraph on page 171 accordingly.

70.   Where (1) the transaction involves changes from Middle Kingdom Alliance
        Corp's current certificate of incorporation and bylaws and (2) state law would
        require approval of the proposed changes if they were standing on their own, each
        such change should be set out as a separate proposal. We note for example the
        change to the classified board mentioned on page 105, the two-thirds voting
        requirement on page 106, and the change in number of authorized shares and the
        one-third quorum mentioned on page 171.

71.   Please disclose any material differences between shareholder rights and
        protections afforded by the laws of Arizona and Delaware as they relate to your
        redomestication to the Cayman Islands. It is unclear whether shareholders would
        lose rights or protections by merging into an Arizona company. If no such
        differences exist, please clearly disclose this information.

72.   We note the final paragraph on page 100. Please revise to remove any
        implication that the summary does not provide complete disclosure of all material
        differences. Add any additional disclosure necessary to make your revised
        statement true.

73.   Where you disclose that a provision is subject to a provision of the charter, like
        under "Shareholder Consent" on page 103, please clarify how your charter
        addresses the issue.

Advance Notification, page 108

74.   Please clarify the effect of the differences you note. For example, does this
        section mean that shareholders of the Cayman Islands company can nominate
        directors and propose business for a meeting without any specific period of
        advance notice? Or is the difference that shareholders have no ability to nominate
        directors and propose business for a meeting because the Cayman Islands
        company has the ability to exclude those matters from the notice convening the
        meeting?

Business Overview, page 112

75.   If you are not Samsung's only distributor in China, please balance your disclosure regarding your exclusive agreement with Samsung accordingly.

Superior Inventory and Logistics Management, page 113

76.   We note your disclosure on page 31. Please revise your discussion to disclose, if true, that you outsource your warehousing and logistics to third parties.

Corporate Organization, page 118

77.   With a view toward clarified disclosure, please tell us (1) the purpose of each level of your multi-tiered corporate structure, including the purpose entering a control agreement with Beijing Feijie rather than acquiring ownership of the operating entities, (2) who owns the minority interests in your subsidiaries.

Regulatory Matters, page 123

78.   Please disclose the duration of the internet license.

Facilities, page 124

79.   Please clarify when the three to five year lease term expires on your material leases.

Pypo's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 125

80.   Please ensure that you have included required discussion and analysis of known trends. For example, is unclear what the effect will be on your historic disclosure regarding revenue, margins or otherwise of:
    - your May 2008 entrance into retail operations mentioned on page 127,
    - the acquisition of 86 retail stores mentioned on page 119, and
    - your new and expiring supplier contracts mentioned on page 120.

        It is also unclear why the trend toward lower prices mentioned at the bottom of page 117 is not discussed in your MD&A.

Liquidity and Capital Resources, page 135

81.   The first sentence of the third paragraph discloses that Pypo has sufficient cash for anticipated acquisitions. The next sentence discloses that Pypo may require additional cash for anticipated acquisitions. Please reconcile.

Contractual Obligations, page 139

82.   Please tell us how the table reflects your binding contracts to acquire additional stores mentioned on page 13, 69 and 119 and the purchase commitments mentioned on page 120.

Liquidity and Capital Resources, page 145

83.   Regarding the last sentence in the carryover paragraph on page 147:

- Please clarify whether the $8.29 has already been reduced by the amount payable to the bank and dissolution and distribution costs;
- We note the disclosure in Middle Kingdom's IPO prospectus that "In the event of a liquidation, our officers, directors, and initial stockholder have agreed to indemnify us from any third party claims against us that would reduce the amount of funds held in trust, on a several basis, in proportion to their ownership interest in our Series A Units prior to this offering." Please disclose the amount per share available assuming that indemnification obligations are fulfilled.

84.   Refer to the last paragraph of this section. Please tell us the terms of any securities offering. Also tell us whether you can issue Class B shares that would be eligible to vote on the business combination.

Quantitative and Qualitative Disclosures About Market Risk, page 148

85.   Please provide an explanation of your status under the Investment Company Act of 1940 in light of the investment of almost all your assets in securities meeting only "certain" conditions under Rule 2a-7.

Independence of Directors, page 151

86.   Please provide the disclosure required by Regulation S-K Item 407(a), including identifying each director that is independent under the applicable independence standards, and providing disclosure of directors that are not independent with respect to all members of the board applying the applicable requirements for committees of the board of directors.

Compensation Committee Interlocks and Insider Participation, page 151

87.   The disclosure required by Regulation S-K Item 407(e)(4) must be provided with regard to the last completed fiscal year. Please revise accordingly.

Compensation Discussion and Analysis, page 152

88.   Please reconcile the titles of Mr. Fei and Mr. Leong mentioned in the first
        paragraph of this section with the information in the paragraphs following the
        table on page 149 which appear to indicate that these individuals were officers of
        Pypo Beijing, not of Pypo.

Base Salary, page 152

89.   Please provide specific disclosure regarding why salaries were increased in fiscal
        2008 and how the amount of each increase was determined. Also discuss how the
        compensation amounts in the new employment agreements were determined.

Annual Bonuses, page 153

90.   We note that you have not provided a quantitative discussion of the "specific
        goals" to be achieved in order for your executive officers to earn their annual
        bonuses. Please provide such disclosure or alternatively tell us why you believe
        that the disclosure of such information would result in competitive harm such that
        the information could be excluded under Instruction 4 to Item 402(b). Further,
        qualitative goals generally need to be presented to conform to the requirements of
        Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets,
        discuss how difficult it would be for the executive or how likely it will be for the
        registrant to achieve the target levels or other factors. Please see Instruction 4 to
        Item 402(b).

Summary Compensation Table, page 153

91.   We note the reference to non-equity incentive plan compensation in your
        summary compensation table. Please provide the table required by Regulation S-
        K Item 402(d).

Middle Kingdom Related-Party Transactions, page 156

92.   Please disclose the amounts paid to each related party based on the agreements
        mentioned in the second and third paragraphs following the footnotes.

Pypo Related Party Transactions, page 157

93.   We note your disclosure in footnotes 4 through 8 on pages 165-166. Please revise
        your disclosure of transactions so that it is clear to investors reading this section
        how each entity is related to you and how the entities are related to each other.

94.   Please quantify the amount of your obligations under the Exclusive Technology
        Consulting and Service Agreement mentioned on page 157 and the Exclusive
        Business Cooperation Agreement mentioned on page 158.

95.   We note your disclosure that the call options described on pages 158 and 159 are
        conditioned "to the extent permitted by PRC law." Please clarify how PRC law
        would limit the purchase rights. Also clarify when the relationships expire or can
        be terminated.

Private Placements, page 159

96.   Please tell us why your disclosure is limited to transactions after March 31, 2006.

97.   Please ensure that the purpose and full value of each transaction is clear from
        context. For example, at the top of page 160 you refer to a November 2007
        transaction involving $18,270. However, from page 161, it appears that the
        transaction also involved $47.3 million.

Transactions with Directors, Shareholders, and Affiliates, page 160

98.   Please consolidate your disclosure contained in the final two paragraphs on page
        160 so that the interrelationship between the transactions is clear. Please clearly
        disclose why the loans, pledges and fund transfers were undertaken. From your
        revised disclosure, it should be clear why ARCH would transfer cash to Pypo
        Cayman - as mentioned in the sixth paragraph – as consideration for a cash
        transfer by Pypo Beijing of a similar amount to an affiliate of ARCH. Please also
        disclose whether Capital Ally and ARCH are related parties apart from their
        mutual investment in Pypo Cayman.

99.   Please reconcile your disclosure here with Note 21 on page F-55.

Pledge Agreement, page 161

100.   Please disclose the identity of the parent company you reference and the reasons
        ARC Capital received the loan from Gottex. Please disclose whether Gottex has
        consented to the proposed business combination. If Gottex has not given its
        consent, please tell us whether the business combination can be consummated
        without Gottex's consent.

Security Ownership of Middle Kingdom, page 163

101.   Please disclose the natural person or persons who exercise the sole or shared
        voting and/or dispositive powers with respect to the shares held in the name of

entities identified in the table. Please provide similar disclosure for the entities identified in the tables on page 165 and 166.

102.   We note exclusions from the table like those your mention in footnote 5. Shares that a stockholder beneficially owns – as beneficial ownership is defined by applicable rules – must be included in the table, even if beneficial ownership is disclaimed.

Security Ownership of Pypo page 165

103.   Given the information in the footnotes, please provide us your analysis supporting your conclusion that the shares held by the entities named in the table should not be included in the disclosure of the securities held by all directors and officers as a group.

Class A and Class B Warrants, page 172

104.   Please reconcile your statement in the fourth paragraph that the "Class A and Class B warrants provide that, if no registration statement is effective permitting the sale of the ordinary shares underlying the warrants, that the warrants may be exercised on a cashless basis" with your disclosure in the eighth paragraph that "No Class A or Class B warrants will be exercisable unless at the time of exercise a prospectus relating to the ordinary shares issuable upon exercise of the Class A and Class B warrants is current…"

Legal Matters, page 174

105.   We note your disclosure on page 66 that legal advisors may not be paid if the combination is not approved. Please clarify whether this contingent payment applies to counsel named in this subsection.

Where You Can Find More Information, page 175

106.   We note that you have checked the smaller reporting company box on the facing page of your registration statement. We also note your disclosure on page 14 that you will be filing reports on Form 20-F and the uncertainty regarding this status mentioned on page 25. Please clarify which reports the registrant will be filing after this registration statement is effective. Also, with a view toward disclosure, please tell us which form you will use to keep this filing current throughout the period that the warrants are exercisable.

107.   You may not disclaim responsibility for your disclosure. Please revise the second paragraph accordingly.

Annex A

108.   Please provide us a copy of the schedules to the merger agreement.

Pypo Digital Company Limited Financial Statements, page F-28

109.   We note that you included the financial statements for the most recent fiscal year
        ended March 31, 2008. Please explain to us why you did not update the financial
        information in the filing to include FY 2009 unaudited interim financial
        statements, citing the applicable authoritative guidance that supports your
        conclusions.

Summary of Significant Accounting Policies, page F-33
Foreign currency transactions, page F-34

110.   We see you indicate "the functional and reporting currency of the Company is in
        the United States dollar". Please also clearly indicate the functional currency of
        your subsidiaries in this Note.

Acquisition of additional interests in subsidiaries, page F-43

111.   We note that you refer to using an independent appraisal firm when determining
        the purchase price allocation. While management may elect to take full
        responsibility for valuing such assets, if you choose to continue to refer to the
        expert in any capacity, please revise the filing to name the independent valuation
        expert and include its consent as an exhibit. Refer to Rule 436 and Item
        601(b)(23) of Regulation S-K.

Undertakings, page II-3

112.   Please provide the undertakings required by Regulation S-K Item 512(a)(5)(ii)
        and 512(a)(6). See Rule 430C(d). Also provide the undertakings required by
        Form S-4 Item 22.

Exhibits

113.   Please tell us how the charters of the Arizona and Cayman Islands issuers
        preserve the rights of Middle Kingdom's IPO investors as described in the IPO
        prospectus, including the rights to the proceeds held in trust.

114.   Please tell us where you have included the proxy card.

115.   Please file the exhibit required by Regulation S-K Item 601(b)(8). Also file all
        contracts required per Regulation S-K Item 601(b)(10), including the agreement

with Beijing Feijie, the contract with Samsung mentioned on page 28 and the related party agreements mentioned in your disclosure under the caption "Certain Relationships and Related Party Transactions."

116.   We note your reference to 30 subsidiaries on page 118. Please file the exhibit described in Regulation S-K Item 601(b)(21).

117.   Please identify the party that provided the advice mentioned in the first full risk factor on page 38 and under the first "MK Cayman" caption on page 103, and file that party's consent.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David A. Rapaport, Esq.
MK Arizona Corp.
October 10, 2008
Page 20

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Staff Accountant Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Ralph V. De Martino, Esq.